WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.


ENCORE COMPUTER CORPORATION
Exhibit27
Financial Data Schedule
(in thousands except for per share data) for the years ended December 31,

                             1995    1994    1993
CASH                     $  2,797 $  2,517  $ 3,751
SECURITIES                               0        0
ACCOUNTS RECEIVABLES       15,521   24,872   18,705
ALLOWANCES FOR
  DOUBTFUL ACCOUNTS         1,798    5,017    2,150
INVENTORY                  15,796   27,555   17,764
CURRENT ASSETS             33,669   51,790   41,117
PP&E                       87,701   86,808   81,935
DEPRECIATION               51,901   45,887   44,332
TOTAL ASSETS               72,537   98,762   84,070
CURRENT LIABILITIES        28,179   31,553   37,618
BONDS                         829        0        0
COMMON STOCK                  361      341      327
PREFERRED MANDATORY
  REDEEMABLE STOCK              0        0        0
PREFERRED STOCK                41       28       16
OTHER SHAREHOLDERS EQUITY   2,112  (22,409) (66,903)
TOTAL LIABILITY AND EQUITY 72,537   98,762   84,070
SALES                      22,005   38,412   43,622
TOTAL REVENUES             49,328   76,550   93,532
COST OF GOODS SOLD         34,975   60,907   65,831
TOTAL COSTS                55,693  127,398  155,617
OTHER EXPENSES                (70)     (70)     780
BAD DEBT EXPENSE            2,735    2,928      203
INTEREST EXPENSE            2,786    3,235    6,246
INCOME PRETAX             (80,507) (54,013) (69,111)
INCOME TAX                    847      543      454
INCOME FROM CONTINUING    (81,354) (54,556) (69,565)
  OPERATIONS
DISCONTINUED OPERATIONS         0        0        0
EXTRAORDINARY GAIN/LOSS         0        0        0
CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE       0        0        0
NET INCOME                (81,354) (54,556)(69,565)
EPS-PRIMARY                 (2.37)   (1.68)  (2.01)
EPS-FULLY DILUTED           (0.50)   (0.43)  (0.73)


